Alan Hambelton

T: +1 206 452 8756

ahambelton@cooley.com

July 12, 2021

Sasha Parikh

Vanessa Robertson

Dillon Hagius

Jeffrey Gabor

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eliem Therapeutics, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted June 21, 2021
CIK No. 0001768446

Ladies and Gentlemen:

On behalf of Eliem Therapeutics, Inc. (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 6, 2021 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 submitted to the Commission on June 21, 2021 (the “DRS Amendment No. 1”) to its Confidential Draft Registration Statement on Form S-1 submitted to the Commission on May 12, 2021 (the “DRS”). Concurrently with the submission of this response letter, the Company is submitting Amendment No. 2 to the DRS (“DRS Amendment No. 2”). In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosure in DRS Amendment No. 2.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to DRS Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted May 12, 2021

Prospectus Summary

Overview, page 1

1.

We note your response to prior comment 1 and your revised disclosure that “clinically validated . . . means there are either products that have received regulatory approval or product candidates with these mechanisms of action that have demonstrated statistical

Cooley LLP 1700 Seventh Avenue Suite 1900 Seattle, WA 98101-1355

t: +1 206 452 8756 f: +1 206 452 8800 cooley.com

July 12, 2021

Page Two

significance on efficacy endpoints in published randomized, controlled clinical trials.” As currently drafted, this statement could imply that the FDA has approved, or will more easily approve, your products. Although your drugs may target certain pathways that have been used by other drugs, we note that your drugs are still distinct from prior drugs that have been approved by the FDA and/or the dietary supplement PEA used in prior clinical trials. While it is appropriate to say that you are using a similar pathway to help guide. your development programs, please revise your disclosure to remove any implication that your product candidates are more likely to receive FDA approval. Please also place your PEA disclosure in appropriate context by disclosing that the FDA has not, to date, approved PEA-based therapeutics.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1, 3, 93 and 94 of the DRS Amendment No. 2.

2.	We note your response to comment 2. Please revise the summary to make clear that your clinical data to date is limited to a small number of healthy subjects.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3, 94, 107 and 111 of the DRS Amendment No. 2.

3.	We note your response to comment 5 and reissue. Please revise your summary to explain how you acquired the rights to your products and the material terms of those transactions.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 95 of the DRS Amendment No. 2. In addition, the Company respectfully advises the Staff that the material terms of the transactions by which it acquired its assets are disclosed on page 78 of the DRS Amendment No. 2.

4.

We note your response to comment 6. While you state in correspondence that you do not intend to rely on such “precedent favorable clinical activity” but rather intend to “rely solely on [your] own clinical data to support an application for marketing approval,” it does not appear that you changed the language in your summary section, as page 3 of the amendment still states that “precedent favorable clinical activity of PEA . . . put us in position to progress a robust clinical development program for ETX-810.” Please revise this statement accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 3 of the DRS Amendment No. 2.

5.

We note your response to comment 8 and re-issue the comment as it relates to your amended disclosure that “previous clinical trials of PEA have shown encouraging safety…data.” Safety determinations are solely within the authority of the FDA and comparable regulatory bodies. Please revise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3, 94 and 112 of the DRS Amendment No. 2.

Cooley LLP 1700 Seventh Avenue Suite 1900 Seattle, WA 98101-1355

t: +1 206 452 8756 f: +1 206 452 8800 cooley.com

July 12, 2021

Page Three

Clinical Experience with PEA in Pain, page 103

6.	Please enlarge the table on this page, as its font is too small to be legible.

Response: The Company acknowledges the Staff’s comment and has revised the table on page 103 of the DRS Amendment No. 2 to enlarge it and make it more easily legible.

Exhibits

7.

We note your response to comments 5 and 12 regarding: (1) the acquisition agreement with Athenen; (2) the acquisition agreement with Carnot, LLC; and (3) the services agreement with Carnot Pharma, LLC and, more specifically, why you do not believe these three agreements need to be filed as exhibits. Please provide us with an explanation of why these agreements should not be filed as material contracts under Item 601(b)(10). Additionally, if you believe that these contracts are immaterial, please provide further explanation for this conclusion.

Response: The Company acknowledges the Staff’s comment and has filed the unit transfer agreement with the members of NeoKera, LLC, the acquisition agreement with Carnot, LLC and the acquisition agreement with Athenen as Exhibit 2.1, Exhibit 2.2 and Exhibit 2.3, respectively, with the DRS Amendment No. 2. Regarding the services agreement with Carnot Pharma, LLC (the “Carnot Services Agreement”), the Company respectfully submits that (i) the financial terms of the Carnot Services Agreement are immaterial to the Company and disclosed on page 169 of the DRS Amendment No. 2, (ii) the Company’s business is not substantially dependent on the Carnot Services Agreement and (iii) the Carnot Services Agreement is a services contract entered into in the ordinary course of business. Therefore, the Company does not believe that the Carnot Services Agreement is a material contract under Item 601(b)(10).

*        *        *

Please contact me at (206) 452-8756 or Julia Stark at (206) 452-8781 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Alan Hambelton
Alan Hambelton Cooley LLP

cc:	Bob Azelby, Chief Executive Officer, Eliem Therapeutics, Inc.
Erin Lavelle, Executive Vice President, Chief Operating Officer and Chief Financial Officer, Eliem Therapeutics, Inc.
James B. Bucher, Executive Vice President and General Counsel, Eliem Therapeutics, Inc.
Brian Cuneo, Latham & Watkins LLP
Phillip Stoup, Latham & Watkins LLP

Cooley LLP 1700 Seventh Avenue Suite 1900 Seattle, WA 98101-1355

t: +1 206 452 8756 f: +1 206 452 8800 cooley.com